                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*



                        Intermune Pharmaceuticals, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   458858100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Biotechnology Development Fund, L.P. ("BDF")
      94-3258409
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            1,035,801 shares, except that BioAsia Investments,
                          LLC ("BioAsia"), the general partner of BDF, and
                          Frank Kung ("Kung"), Anselm Leung ("Leung") and
                          Edgar Engleman ("Engleman"), members of BioAsia,
                          may be deemed to have shared power to vote these
                          shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          450,412 shares. The 450,412 shares are owned
                          directly Biotechnology Development Fund III,
                          L.P. ("BDF" III"). BDF may be deemed to have
                          shared power to vote through a 24.8% limited
                          partnership interest in BDF III.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             1,035,801 shares, except that BioAsia, the general
                          partner of BDF, and Kung, Leung and Engleman,
                          members of BioAsia, may be deemed to have shared power
                          to dispose of these shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          450,412 shares. The 450,412 shares are owned
                          directly by BDF III. BDF may be deemed to have
                          shared power to dispose of these shares through
                          a 24.8% limited partnership interest in BDF III.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,486,213 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                              Page 2 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Biotechnology Development Fund II, L.P. ("BDF II")
      77-0512031
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            58,140 shares, except that BAM, the general partner
                          of BDF II, and Kung, Leung and Engleman, members
                          of BAM, may be deemed to have shared power to vote
                          these shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             58,140 shares, except that BAM, the general partner
                          of BDF, and Kung, Leung and Engleman, members of
                          BioAsia, may be deemed to have shared power to
                          dispose of these shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      58,140 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                              Page 3 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Biotechnology Development Fund III, L.P. ("BDF III")
      77-0474834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          450,412 shares, except that BDF, BioAsia, the general partner of BDF III and BDF, and Kung,
                          Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote these shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          450,412 shares, except that BDF, BioAsia, the
                          general partner of BDF III and BDF, and Kung, Leung
                          and Engleman, members of BioAsia, may be deemed to
                          have shared power to dispose of these shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      450,412 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------


                              Page 4 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      BioAsia Investments, LLC ("BioAsia")
      94-3258407
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,486,213 shares, 1,035,801 of which are directly
                          owned by BDF and 450,412 of which are owned directly
       EACH               by BDF III. As the general partner of BDF and BDF III,
                          BioAsia may be deemed to have shared power to vote
    REPORTING             these shares.
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7.
       WITH
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          1,486,213 shares, 1,035,801 of which are directly
                          owned by BDF and 450,412 of which are owned
                          directly by BDF III. As the general partner of BDF
                          and BDF III, BioAsia may be deemed to have shared
                          power to dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,486,213 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------


                              Page 5 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      BioAsia Management, LLC ("BAM")
      77-0547105
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             58,140 shares which are directly owned by BDF II.
                          As the general partner of BDF II, BAM may be deemed
                          to have shared power to vote these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          58,140 shares which are directly owned by BDF II.
                          As the general partner of BDF II, BAM may be deemed
                          to have shared power to dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      58,140 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

                              Page 6 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Frank Kung ("Kung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,736
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY 1,544,535 shares, 1,035,801 of which are directly owned by BDF, 58,140 of which are owned directly by
       EACH               BDF II, and 450,412 of which are owned directly by BDF
                          III. Kung is member of BioAsia and BAM and may be deemed to have shared power to vote these shares.
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7.

       WITH               2,736 shares
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          1,544,535 shares, 1,035,801 of which are directly
                          owned by BDF, 58,140 of which are owned directly by
                          BDF II, and 450,412 of which are owned directly by BDF
                          III. Kung is member of BioAsia and BAM and may be
                          deemed to have shared power to dispose of these
                          shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,547,089 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------


                              Page 7 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Anselm Leung ("Leung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          5,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,544,353 shares, 1,035,801 of which are directly
                          owned by BDF, 58,140 of which are owned directly by
                          BDF II, and 450,412 of which are owned directly by
                          BDF III.  Leung is a member of BioAsia and BAM and
                          may be deemed to have shared power to vote these
                          shares.
                  ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          5,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,544,353 shares, 1,035,801 of which are directly
                          owned by BDF, 58,140 of which are owned directly by
                          BDF II, and 450,412 of which are owned directly by BDF
                          III, Leung is a member of BioAsia and BAM and may be
                          deemed to have shared power to dispose of these
                          shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,549,353 shares.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------


                              Page 8 of 14 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Edgar Engleman ("Engleman")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            122,236 shares.  The 122,236 shares include options
                          to purchase 20,000 shares.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,544,353 shares, 1,035,801 of which are directly
                          owned by BDF, 58,140 of which are owned directly by
                          BDF II, and 450,412 of which are owned directly by
                          BDF III.  Engleman is a member of BioAsia and BAM and
                          may be deemed to have shared power to vote these
                          shares.
                  ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          122,236 shares. The 122,236 shares include options to purchase 20,000 shares.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,544,353 shares,1.035,801 of which are directly owned by BDF, 58,140 of which are owned directly by BDF II, and 450,412 of which are owned directly by BDF III, Engleman is a member of BioAsia and BAM and may be deemed to have shared power to dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,666,589 shares.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.98%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------


                              Page 9 of 14 pages

Item 1.

          (a)  Name of Issuer:

               Intermune Pharmaceuticals, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               1710 Gilbreth Road, Suite 301
               Burlingame, California  94010

Item 2.

          (a)  Name of Person(s) Filing:

               BioAsia Investments, LLC, a California limited liability company ("BioAsia"), BioAsia Management, LLC, a California limited liability company ("BAM"), Biotechnology Development Fund, L.P., a Delaware limited partnership ("BDF"), Biotechnology Development Fund II, L.P., a Delaware limited partnership ("BDF II"), Biotechnology Development Fund III, L.P., a Delaware limited partnership ("BDF III"), Frank Kung ("Kung"), Anselm Leung ("Leung"), and Edgar Engleman ("Engleman") hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Intermune Pharmaceuticals, Inc. ("Issuer")) as follows. BDF, BDF II, BDF III, BioAsia, BAM, Kung, Leung and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons.

               BioAsia is the general partner of BDF and BDF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF or beneficially owned by BDF through a 24.8% limited partnership interest in BDF III. BAM is the general partner of BDF II. Kung, Leung, and Engleman are members of BioAsia and BAM and may be deemed to have indirect beneficial ownership of the shares of the Issuer directly and indirectly owned by BDF and directly owned by BDF III and BDF II.

               BioAsia and BAM hereby disclaim beneficial ownership of shares of the Issuer directly owned by BDF, BDF II and BDF III except to the extent of any indirect pecuniary interest therein. Keung, Leung, and Engleman hereby disclaim beneficial ownership of the shares held by BDF, BDF II and BDF III except to the extent of any respective indirect pecuniary interest therein.

               Engleman is a member of the board of directors of the Issuer.

          (b)  Address of Principal Business Office or, if none, Residence:

               The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301

          (c)  Citizenship:

               BDF, BDF II and BDF III are Delaware limited partnerships. BioAsia and BAM are California limited liability companies. Kung, Leung and Engleman are United States citizens.

          (d)  Title of Class of Securities:

               Common Stock, $0.001 par value.

          (e)  CUSIP Number: 458858100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

            N.A.

                              Page 10 of 14 pages

Item 4.   Ownership

          Ownership as of February 9, 2001 is incorporated by reference to items
(5)-(9) and (11) of the cover page for each Reporting Person.

          In December 2000, BDF sold 169,400 shares of Common Stock in three separate Rule 144 sales. No other transactions have occurred since December 2000.

Item 5.   Ownership of Five Percent or Less of a Class

          N.A.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Under certain circumstances set forth in the limited partnership agreements of BDF, BDF II and BDF III and the limited liability company operating agreements of BioAsia and BAM, the general and limited partners of BDF, BDF II and BDF III and the members of BioAsia and BAM each may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N.A.

Item 8.   Identification and Classification of Members of the Group

               N.A.

Item 9.   Notice of Dissolution of Group

               N.A.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 11 of 14 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2001
       ----------------
                              Biotechnology Development Fund, L.P.,

                              By:  BioAsia Investments, LLC, General Partner

                                    By:   /s/Frank Kung
                                         ------------------------------
                                         Frank Kung, Member


                              Biotechnology Development Fund II, L.P.

                              By:  BioAsia Management, LLC, General Partner

                                    By:   /s/Frank Kung
                                         ------------------
                                         Frank Kung, Member


                              Biotechnology Development Fund III, L.P.

                              By:  BioAsia Investments, LLC, General Partner

                                    By:   /s/Frank Kung
                                         ------------------
                                         Frank Kung, Member


                              BioAsia Investments, LLC

                                    By:   /s/ Frank Kung
                                         ------------------
                                         Frank Kung, Member


                              BioAsia Management, LLC

                                    By:   /s/ Frank Kung
                                         ------------------
                                         Frank Kung, Member


                                         /s/  Frank Kung
                                    ---------------------------
                                              Frank Kung


                                         /s/ Anselm Leung
                                   ----------------------------
                                             Anselm Leung


                                         /s/ Edgar Engleman
                                   ------------------------------
                                             Edgar Engleman


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                     CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100)

                              Page 12 of 14 pages

                                 EXHIBIT INDEX


                                                          Found on
                                                          Sequentially
Exhibit                                                   Numbered Page
                                                          -------------

Exhibit A:  Agreement of Joint Filing                     Page 14

                              Page 13 of 14 pages